VIA EDGAR

March 15, 2017

Attention:  Craig Arakawa
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, DC
 20549

RE:	Fortuna Silver Mines Inc.
Form 40-F for the Year Ended December 31, 2015, filed March 29, 2016
Form 6-K furnished November 8, 2016
File No. 001-35297

Dear Mr. Arakawa,

Thank you for your second comment letter dated February 22, 2017.  For ease of reference, we have reproduced the text of your comments in blue text below, followed by the Company’s response.

Form 40-F filed March 29, 2016
Note 2 – Basis of Consolidation and Summary of Significant Accounting Policies
e) Mineral Properties, Plant and Equipment
ii. Operational Mining Properties and Mine Development, page 11
1.
We note your response to comment 3 and understand that inferred resources represent 53% and 33% of the total depletion base for the San Jose and Caylloma mines respectively. Please provide us with the amount of depletion expense for your mining assets with and without the inclusion of inferred resources for the years ended December 31, 2015 and 2014 and the nine months ended September 30, 2016.

The following tables outline the amount of depletion expense recorded for the Company’s mining assets with and without the inclusion of inferred resources for the years ended December 31, 2015 and December 31, 2014 and the nine months ended September 30, 2016:

San Jose
	Year ended December 31, 2014	Year ended December 31, 2015	Nine months ended September 30, 2016
Depletion expense with the inclusion of the portion of inferred resources estimated to be economically extracted	$ 9,704,000	$ 9,043,000	$ 9,761,000
Depletion expense without the inclusion of inferred resources	$ 14,986,000	$ 15,381,000	$ 11,304,000
Difference	$ 5,282,000	$ 6,338,000	$ 1,543,000

Caylloma
	Year ended December 31, 2014	Year ended December 31, 2015	Nine months ended September 30, 2016
Depletion expense with the inclusion of the portion of inferred resources estimated to be economically extracted	$ 3,691,000	$ 4,891,000	$ 3,140,000
Depletion expense without the inclusion of inferred resources	$ 4,766,000	$ 5,268,000	$ 4,469,000
Difference	$ 1,075,000	$ 377,000	$ 1,329,000

For added clarity concerning the figures calculated above, we note that the Company currently performs active mining of its inferred resources annually based on the Company’s life of mine plans prior to conversion of these inferred resources into proven and probable reserves or measured and indicated resources, as defined in Canadian Institute of Mining Definition Standards for Mineral Resources and Mineral Reserves (“the CIM Definitions”). Accordingly, in calculating depletion expense without inclusion of inferred resources, in the tables above, we have excluded inferred resources from both the numerator and denominator of the Company’s units of production calculation of periodic depletion.
Consideration of the Conceptual Framework
In response to the Staff’s request for further clarification regarding the Company’s rationale for inclusion of inferred resources in our depletion basis during a telephone conversion between representatives of the Company and representatives of the Staff on March 2, 2017, and the issue raised of the conflict between the nature of inferred resources and the conceptual framework of IFRS (the “Conceptual Framework”), please note the explanations and the position of the Company presented below.
Depreciation guidance in IAS 16 and the Conceptual Framework
As is common in the mining industry, the Company uses a units of production method to measure depreciation, which is also referred to in the industry as depletion. As discussed in IAS 16.62, “The units of production method results in a charge based on the expected use or output. The entity selects the method that most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.” The Company has concluded that the units of production method and the inclusion of inferred resources is the method that best reflects the expected consumption of the future economic benefits embodied in the mining assets due to the somewhat unique nature of the ore body and the way it is expected to be mined under current mining plans.
The Conceptual Framework sets out the concepts that underlie the preparation of financial statements, and among other things, seeks to assist preparers of financial statements in applying IFRS.  Inherent in the use of the units of production method of depletion is the ability to estimate total units expected to be mined over the life of the mine. In addition to the principles of IAS 16, we have also referred to the Conceptual Framework in our analysis.
Under the section of Qualitative Features of Useful Financial Information, the Conceptual Framework states that if financial information is to be useful it must have two fundamental qualitative characteristics, which are relevance and faithful representation.
The Conceptual Framework provides the following guidance relating to the relevance characteristic:  “QC6 Relevant financial information is capable of making a difference in the decisions made by users.” “QC7 Financial information is capable of making a difference in decisions if it has predictive value, confirmatory value or both.” “QC8 Financial information has predictive value if it can be used as an input to processes employed by users to predict future outcomes.”
The issue to address is whether inferred resources provide enough confidence so as to have predictive value that enable the company to reasonably estimate total units expected to be achieved over the life of the mine.  On this regard we point out that we classify resources based on the probability that tonnage/grade falls within a certain accuracy over a specified timeframe of future production, and that the issue of confidence has to be understood based on that variability, estimated using statistical means, and the tolerance of the economics of the deposit to such variability.
As will be explained below it is the position of the Company that given the variability assigned to our inferred resources they do have predictive value and hence meet the requirement of relevance according to the Conceptual Framework.

Variability and Predictability of Fortuna Silver Mines Inc. inferred resources
When dealing with the predictability regarding inferred resources it is worth noting that in 2014 the CIM made important changes to the definition of an inferred resource. The previous definition included the sentence “Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration”. This was changed to read “It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.” The Company adheres to the 2014 CIM definition standards in classifying its resources and considers a variety of factors that affect the confidence in the estimates in accordance with CIM best practices.
Many factors are taken into account by the Company during resource classification including; the quality of drilling and sampling, drill/sample spacing, sample preparation and analysis, geological logging and modelling, database construction, geological interpretation and modelling, statistical/geostatistical analysis, interpolation, local estimation, engineering studies, economic parameters, and reconciliation with actual results.
Once the integrity of the data used in the estimate has been established one of the greatest risks to the conversion of an inferred resource to a higher confidence category often comes from uncertainty in the geologic continuity. At the San Jose and Caylloma Mines, this question deals with the uncertainty to the presence or absence of the mineralized structures or veins. Due to the fact that the geological continuity has been established by consistent drill hole intercepts both along strike and down-dip provides us with reasonable confidence in the location of the structures. The vast majority of the inferred resources are interpolated, estimated between existing drill hole intercepts, as opposed to extrapolated where the grades are estimated beyond the furthest sample point, adding to our confidence in the geologic continuity of the veins. Furthermore, San Jose and Caylloma are not structurally complex deposits where faulting has disrupted geologic continuity. Mineralized vein structures, in some instances, can be consistently traced over kilometers. In other words, we are able to achieve sufficient certainty as to the existence of minable material without meeting the technical requirements that would be required to convert our inferred resources to a higher level of confidence. This fact is supported by our continuing practice of mining material from inferred resources without ever upgrading them to a higher level of confidence per the technical requirements.
The rationale for classification is therefore not so much related to the quality of data, or the geologic continuity of the veins but to the possible variation in thickness or grade between sample intercepts. In areas where we consider we have sufficient sampling density for us to estimate the tonnage, grade and metal content based on annual production increments to within ± 15 % at 90 percent confidence we classify as an indicated resource. If the potential variation is estimated to be within ± 25 % at 90 percent confidence globally, we classify it as an inferred resource. The confidence to achieve these thresholds has been estimated at the San Jose Mine by assessing uncertainty in the predicted grades through conditional simulation and, at the Caylloma Mine, through a drill hole spacing study conducted in 2015 to establish expected grade variability for a variety of drill hole sample spacing’s based on quarterly and annual projected production volumes in the Animas/Animas NE and Bateas veins.  The levels of uncertainty (± 15 % for Indicated Resources and ± 25 % for Inferred Resources) have been adopted over time by mining companies including BHP Billiton as detailed in the paper entitled “Resource Classification – Keeping the End in Sight” presented by Yeates and Hodson in 2006 at the 6th International Mining Geology Conference.
The material at the San Jose and Caylloma Mines are classified as inferred resources because the Company believes there is sufficient information for the in-situ tonnes, grade and other pertinent characteristics to be estimated with sufficient confidence such that the resource can be recovered or saleable ore tonnes and grade will each be predicted to within ± 25 % at 90 percent confidence on a global basis. This is equivalent to stating that we have 95 percent confidence that greater than 75 % of the inferred tonnes, grade, and metal content will ultimately be recovered by the mine and hence that the same percentage or higher will be converted from an inferred resource to an indicated resource through infill drilling as per our policy of upgrading prior to production.

In summary, it is management’s judgment that a minimum 75 % of conversion at 95 percent confidence of inferred resources can be predicted.  Furthermore, our mine operations can accommodate a drop in tonnage, grade, or metal content within the 25% variability of inferred resources without severely affecting profitability.   It is based on these specific probability attributes, and the tolerance of our mines to the expected variability of our inferred resources, that we are able to assert they can be used to predict future outcomes and that hence they do have predictive value. Based on this analysis, we continue to believe that the inclusion of inferred resources results in the depletion calculation that best reflects the consumption of economic benefits of our mining assets, as required by IAS 16.62. It is worth pointing out that even though the Company plans infill drill programs to convert inferred resources annually as the mine plan advances, it will still typically source between 10% and 20% of annual production from blocks classified as inferred resources.

All of this information provides the Company with sufficient relevant data to incorporate these inferred resources into the depletion base for units of production depletion.
Faithful Representation
The Conceptual Framework provides the following guidance relating to Faithful Representation: “QC12 To be a faithful representation a depiction would have three characteristics. It would be complete, neutral and free from error.” “QC13 A complete depiction includes all information necessary for a user to understand the phenomenon being depicted,…”
Given the 75% plus probability of conversion at 95 % confidence level we assign to our inferred resources on a global basis it is the Company´s position that a complete depiction, and a faithful representation of our depletion estimates, should include inferred resources.
We note that in accordance with the Conceptual Framework paragraph QC15, “free from error does not mean perfectly accurate in all respects. For example, an estimate of an unobservable price or value cannot be determined to be accurate or inaccurate. However, a representation of that estimate can be faithful if the amount is described clearly and accurately as being an estimate, the nature and limitations of the estimating process are explained, and no errors have been made in selecting and applying an appropriate process for developing the estimate.”
In note 2 of the 2015 financial statements, we disclose the estimates made in preparing the financial statements.  We will expand this disclosure in future filings to more clearly explain the nature and limitations of the estimation process.  The expanded disclosure provides information that will allow a user to understand the financial impact of including a percentage of inferred resources in the depletion calculation.  Refer to the response to the next question below for the draft revised note.

Other Aspects of IFRS
IAS 16 paragraph 60 requires that the depreciation method used shall reflect the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.
This suggests that the depreciation method must be consistent with the life of mine plans, which would not be achieved through exclusion of inferred resources and therefore would violate the standard.  We believe our estimate of periodic depletion expense provides a more accurate estimate reflecting systematic allocation of use of our mineral deposits in accordance with IAS 16, than if solely proven and probable reserves were utilized.

Conclusion and Summary
In preparing periodic estimations of depletion expense, the Company reviews all information available to the Company’s management at the time the financial statements are prepared and bases the decision to include inferred resources on our criteria of classification of such resources and the confidence assigned to them. This confidence is expressed in terms of a maximum expected variability that is in conformity with the level of variability our operating mines can accommodate to continue operating profitably.  Hence we conclude the resulting financial information does have predictive value, it is relevant, and provides a faithful representation of the depletion of our deposits.
We believe our basis for calculating depletion results in a more relevant estimate with greater predictive value than if depletion was recorded on proven and probable reserves alone.

Form 40-F filed March 29, 2016
Note 2 – Basis of Consolidation and Summary of Significant Accounting Policies
u) Significant Accounting Judgment and Estimates
ii. Estimates, page 25
2.
We note your response to comment 3 and your disclosure under this heading which identifies depletion and the determination of mineral reserves and the portion of mineral resources expected to be extracted economically as a significant accounting judgment and estimate. Please expand your disclosure to explain the nature of the judgements and estimates made by management in determining the useful lives and depletion of your mineral properties providing details sufficient to understand the underlying assumptions used and other uncertainties related to the application and determination of your accounting policy. In addition, please expand your disclosure of your other areas of significant management judgement and significant estimation uncertainty to explain the factors management considers and why these areas have significant estimation uncertainty rather than providing a list of topical areas. Please refer to paragraphs 122 through 133 of IAS 1.

We propose to include the following expanded disclosure in our "mineral properties" policy note beginning with our financial statements for the year ended December 31, 2016:
Previous policy note	Proposed policy note
Operational Mining Properties and Mine Development:

For operating mines, all exploration within the mineral deposit is capitalized and amortized on a unit-of-production basis over proven and probable reserves and the portion of resources expected to be extracted economically as part of the production cost.

Costs of producing properties are amortized on a unit-of-production basis over proven and probable reserves and the portion of resources expected to be extracted economically.  Costs of abandoned properties are written-off.

Operational Mining Properties and Mine Development:

For operating mines, all exploration within the mineral deposit is capitalized and amortized on a unit-of-production basis over proven and probable reserves and the portion of resources expected to be extracted economically as part of the production cost.

Costs of producing properties are amortized on a unit-of-production basis over proven and probable reserves and the portion of resources expected to be extracted economically.

Our life-of-mine plans will typically include a portion of inferred resources as we believe this provides a better estimate of the expected life-of-mine for certain type of deposits, in particular for vein type structures.  The percentage of inferred resources out of the total tonnage included in our 2016 life-of-mine plans was the following: San Jose 28%; Caylloma 38%.  As part of our process to include inferred resources into our life of mine plans we use a conversion or “risk” factor, representing the level of uncertainty associated with the inferred resource, reducing the tonnage and metal content this material represents.  The conversion factor varies for each operation and is based on the geological characteristics of the ore body, the quality and predictability of inferred resources, and the conversion of inferred resources into M&I that we have historically achieved in the past.  Conversion factors used in our life-of-mine plans for 2016 were the following: San Jose 90%; Caylloma 80%.

The total inferred resources included in the unit-of-production as a percentage of the total is 28% for the San Jose Mine and 38% for the Caylloma Mine.

Significant estimation is involved in determining resources and in determining the percentage of resources ultimately expected to be converted to reserves, which we determine based on consideration of both internal and external technical and economic data.  Estimation of future conversion of resources is inherently uncertain and involves judgement and actual outcomes may vary from these judgments and estimates and such changes could have a material impact on the results.   Revisions to these estimates are accounted for in the period in which the change in estimate arises.

Costs of abandoned properties are written-off.

Form 40-F filed March 29, 2016
Note 14 – Income Tax, page 40
3.
We note your response to comment 4 indicates that the amounts included in the line item labelled “over/under provision in prior years” relates to change in tax laws that were effective January 1, 2014. Please clarify why you recorded the impacts of these tax changes in 2015 rather than in 2014, the year in which the new laws were enacted.

The Special Mining Duty was introduced in Mexico in December 2013, and was enacted effective January 1, 2014.  At the time the legislation was vague, and in particular there was concern and uncertainty about the deductibility of capitalized exploration costs.
During the year ended December 31, 2014, we recognized deferred taxes for this new law, as the initial recognition exception in IAS 12.15 was not available to us.  Because of the uncertainty around this new legislation, and in the absence of information indicating we could take the deduction, we took the position for financial reporting purposes that our capitalized exploration costs were not deductible.
During the year ended December 31, 2015, we noted that other companies were indeed claiming these capitalized exploration costs as deductions and we arranged to receive a tax opinion. The opinion supported the position that these costs could be deductible.  We received the tax opinion in early 2016, before finalizing the 2015 financial statements.  We changed our assessment of the recoverability of the tax deduction based on this new information and on the increased certainty provided by this tax opinion, and consequently, we recorded the tax basis of previously capitalized exploration costs in our 2015 year end financial statements.

We thank you for your letter and we trust that these responses will address your comments.  If you have further questions, please contact the undersigned at (604) 684-8026.

Yours truly
FORTUNA SILVER MINES INC.

/s/ Luis Dario Ganoza

Luis Dario Ganoza
 Chief Financial Officer

Cc:	Audit Committee
Tim Holwill, Deloitte LLP
Riccardo Leofanti, Skadden, Arps, Slate, Meagher & Flom LLP